200 – 224 4th Avenue South Saskatoon, SK Canada S7K 5M5 Phone: (306)668-7505 Fax: (306)668-7500 Internet: www.clauderesources.com

May 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Brian K. Bhandari

   Branch Chief

Dear Sir:

Re:          Claude Resources Inc.

Form 40-F for Fiscal Year Ended December 31, 2011

Filed April 2, 2012

File No. 001-31956

Further to the Form 40 F/A filed by the Company on May 4, 2012, please be advised that Claude Resources Inc. understands that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments does not preclude the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CLAUDE RESOURCES INC.

/s/ Rick Johnson

Rick Johnson

Chief Financial Officer

Vice President Finance

RJ/mgm